KinderCare Learning Companies, Inc.

5005 Meadows Road

Lake Oswego, OR 97035

July 26, 2023

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	KinderCare Learning Companies, Inc.

Registration Statement on Form S-1 (File No. 333-260337)

Application for Withdrawal of Registration Statement

Ladies and Gentlemen:

KinderCare Learning Companies, Inc. (the “Company”) hereby applies to the Securities and Exchange Commission (the “Commission”), pursuant to Rule 477 under the Securities Act of 1933, as amended (the “Securities Act”), for the withdrawal of the Company’s Registration Statement on Form S-1 (File No. 333-260337) filed with the Commission on October 18, 2021, including all amendments and exhibits thereto (the “Registration Statement”). The Company is seeking withdrawal of the Registration Statement because it has decided not to proceed with the offering at this time.

The Registration Statement has not been declared effective, and no securities of the Company have been sold pursuant to the Registration Statement. In accordance with Rule 457(p) under the Securities Act, the Company requests that all fees paid to the Commission in connection with the filing of the Registration Statement be credited for future use.

If you have any questions in connection with this request, please contact Stelios G. Saffos of Latham & Watkins LLP at (212) 906-4520 or R. Charles Cassidy III of Latham & Watkins LLP at (202) 637-2176.

Sincerely,

KINDERCARE LEARNING COMPANIES, INC.

By:	/s/ John T. Wyatt
John T. Wyatt
Chief Executive Officer and Director

cc:	Ian D. Schuman, Latham & Watkins LLP

Stelios G. Saffos, Latham & Watkins LLP

R. Charles Cassidy III, Latham & Watkins LLP